EXHIBIT 10.2

DESCRIPTION OF MICHAEL MCNEIL 2005 BONUS PLAN

The Michael McNeil 2005 Bonus Plan is designed to link Mr. McNeil’s compensation more directly to the Company’s corporate goals and performance. Under the 2005 Bonus Plan, the compensation committee sets (a) goals for the Company’s earnings, known as the financial goals, and (b) certain non-quantitative strategic goals. At the end of the year, the compensation committee determines the bonus amount for Mr. McNeil based on the Company’s attainment of the goals. Mr. McNeil is eligible to receive up to $150,000 based on the Company’s actual earnings relative to the financial goals and up to $25,000 for the satisfaction of the non-quantitative strategic goals. The compensation committee may adjust the earnings goals at the end of the year to address the “quality” of the earnings and other environmental factors that may have contributed positively or negatively to the Company’s actual earnings.